Exhibit 4.3

MERIT LIFE INSURANCE CO.

(referred to in this group annuity contract as “We,” “Our,” “Us.” We refer to the Group Contract Owner as “You” or Your”.)

A Stock Company

Home Office: 211 East 7th Street, Suite 620, Austin, Texas 78701

Administrative Office: 2 Corporate Drive, Suite 760, Shelton, Connecticut 06484.

Phone: 1-800-553-5957

GROUP FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

(referred to in this group annuity contract as the “Group Contract”)

The Certificate attached to this Group Contract is incorporated into this Group Contract. Any variations to that Certificate to meet state laws or regulations are incorporated into this Group Contract in relation to Certificates issued in such state. Capitalized terms are defined in the attached Certificate or in this Group Contract.

PLEASE REVIEW THIS GROUP CONTRACT CAREFULLY: To receive the benefits of this Group Contract, a Certificate’s owner must comply with all terms of the Group Contract and Certificate, and the Financial Firm must comply with our operating agreement so that We may administer each Certificate. THE GROUP CONTRACT AND THE CERTIFICATES HAVE NO CASH VALUE, NO SURRENDER VALUE AND PROVIDE NO DEATH BENEFIT. If for any reason You are not satisfied with the Group Contract, You may return it to Us within 30 days of receipt of the Group Contract. It may be returned by delivering or mailing it to our Administrative Office noted above.

Read This Contract Carefully

GROUP FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

Non-Participating

Summary of Benefits: We guarantee income for life. We do so by protecting against the loss of income which is taken as withdrawals from each Certificate owner’s Account at a Financial Firm. That occurs if the value of the Account is reduced to zero as defined by the conditions specified in the owner’s Certificate (the Covered Event occurs). Should that occur, We pay the Benefit Amount.

Secretary	President

Table of Contents

Schedule	3

Eligibility & Effective Date	4

Ownership	4

General Provisions	4

SCHEDULE

Group Contract Number: 01234

Group Contract Owner: Merit Life Group Annuity Trust

Group Contract Issue Date: 01/02/2021

Group Contract State of Issue: Texas

Eligibility: Clients of Financial Firms, which are Registered Investment Advisory firms with which we have an operating agreement and entities acting on behalf of such clients.

Should Our operating agreement with a Certificate owner’s Financial Firm end, a Certificate can remain in force if the Certificate is transferred to a different Financial Firm with which We have an operating agreement in accordance with the terms for such a transfer as provided in such Certificate. We and any Financial Firm with which we have operating agreement are the sole parties to such an operating agreement.

ELIGIBILITY AND EFFECTIVE DATE

Eligibility: Eligibility for a Certificate is shown in the Schedule and also depends on meeting Our underwriting criteria.

Effective Date: This Group Contract is effective as of the Group Contract Issue Date shown in the Schedule.

OWNERSHIP

Fees: The Fees due in relation to each Certificate are to be paid directly to Us.

Transfer of the Ownership of this Group Contract: If You are no longer willing or able to continue to own this Group Contract, We require 120 days written notice of your intent to terminate Your ownership. This notice must be in writing and delivered to Our administrative office, as shown on the first page of this Group Contract. We also may determine, in our sole discretion, that a transfer of ownership is in the interest of Certificate owners. We will provide You with 60 days notice of Our intent to transfer ownership of this Group Contract. If and when a transfer of ownership is to occur, We will notify owners of all Certificates for which the Covered Event has not occurred of such a transfer. Any such transfer will not affect the rights of any Certificate owner of any Annuitant.

GENERAL PROVISIONS

Entire Contract: The Group Contract, including the incorporated Certificate, any amendments, endorsements or riders to either the Group Contract or to the Certificate, and the group application constitute the entire contract between the Group Contract Owner and Us.

Our Right to Amend the Group Contract: This Group Contract is intended to qualify as a group annuity contract for federal income tax purposes. The provisions of the Contract, including the incorporated Certificate, are to be interpreted to maintain such qualification. We may amend the Contract and any Certificate to maintain such tax qualification. We will send the Group Contract Owner and all affected Certificate owners a copy of any such amendment. If an amendment is refused, it must be by giving Us written notice. Please note that any such refusal may result in adverse tax consequences.

We may also amend this Group Contract and any Certificate to meet requirements of any state insurance department, changes in legislation, judicial decree, or regulatory order.

Any changes to this Group Contract and/or any Certificate must be provided to the Group Contract Owner or the Certificate Owner, as applicable, in writing, signed by Our President, Secretary or Vice President.

Non-Participating: Neither this Group Contract nor any Certificate will share in Our profit or surplus.

Assignment of the Group Contract: This Group Contract may not be assigned or transferred without Our prior written approval.

Termination of the Group Contract: After We satisfy all obligations with respect to any Certificate issued hereunder and all Benefit Amounts due pursuant to the terms of all such Certificates, this Group Contract will terminate and the We will be relieved of all further liability.

MERIT LIFE INSURANCE CO.

Group Fixed Contingent Deferred Annuity Contract

MERIT LIFE INSURANCE CO.

In this document the Merit Life Insurance Co. is referred to as “We”, “Our” or “Us”. We refer to the person or entity that owns this Certificate as “You” or “Your”. Starting on page 3, We provide definitions for many of the terms We use in this document. We capitalize those terms. We are a stock company. Our home office is located at 211 East 7th Street, Suite 620, Austin, Texas 78701. We can be reached by phone at 833-637-4854. For customer service Our e-mail address is meritsupport@meritlifegroup.com. If You wish to learn more about Us, Our website is found at www.meritlifegroup.com. Our administrative offices are located at 2 Corporate Drive, Suite 760, Shelton, Connecticut 06484.

Group Fixed Contingent Deferred Annuity Certificate

This Certificate is issued pursuant to a Group Contract. The Group Contract and Group Contract Owner are shown in the Schedule.

Summary of Benefits: We guarantee income for life. We do so by protecting against the loss of income which is taken as withdrawals from Your Account. That occurs if the value of the Account is reduced to zero as defined by the conditions specified in this Certificate (the Covered Event occurs). Should that occur, We pay the Benefit Amount. The Benefit Amount in the Income Year the Covered Event Occurs is the Income Amount at the time the Covered Event happens minus any withdrawals in that Income Year. In subsequent Income Years, the Benefit Amount We pay each Income Year for the Annuitant’s lifetime equals the Income Amount in effect when the Covered Event happens. On the Exercise Date, We determine the initial Income Amount. We determine the initial Income Amount by applying a guaranteed income percentage shown in the Schedule to the Income Base as of the Exercise Date. On that Exercise Date, the Income Base is the higher of the then value of the Account or the Account’s value on this Certificate’s Issue Date, adjusted by any Eligible Contributions or Excess Withdrawals. Eligible Contributions and Excess Withdrawals result in adjustments to the Income Base and, as a result, to the Income Amount. If this summary conflicts with the description of benefits within, the description within controls.

THIS CERTIFICATE HAS NO CASH VALUE, NO SURRENDER VALUE, DOES NOT PAY DIVIDENDS NOR INTEREST AND DOES NOT PROVIDE A DEATH BENEFIT. We do not guarantee the investment performance of Your Account. This Certificate is effective upon issuance. PLEASE READ THIS LEGAL CERTIFICATE CAREFULLY. We only pay the benefits this Certificate provides if both: (a) You comply with the terms set out in this document; and (b) Your Financial Firm complies with the agreement between Us and that Financial Firm (or any successor Financial Firm). YOU HAVE THE RIGHT FOR ANY REASON TO CANCEL AND RETURN THIS CERTIFICATE WITHIN 30 DAYS AFTER YOU RECEIVE IT. If You do, We will return any amounts that were paid for it. You may return it by delivering or mailing it to Our administrative office at the address noted above.

Non- Participating

Group Fixed Contingent Deferred Annuity Certificate

Signed for Merit Life Insurance Co.

Secretary	President

This is a contingent deferred annuity: It is an annuity contract that establishes a life insurer’s obligation to make periodic payments for the annuitant’s lifetime, or other stated period, at the time designated investments, which are not owned or held by the insurer, are depleted to a contractually defined amount due to contractually permitted withdrawals, market performance, fees, and/or other charges.

Table of Contents

SCHEDULE	8

DEFINITIONS	9

BENEFIT	9

OWNERSHIP	11

FINANCIAL FIRM	11

GENERAL PROVISIONS	13

SCHEDULE

CERTIFICATE OWNER : CUSTODIAL IRA FOR THE BENEFIT OF JOHN DOE

ANNUITANT: JOHN DOE

ANNUITANT’S BIRTHDATE: JANUARY 1, 1954

FINANCIAL FIRM AT ISSUE: RESPONSIBLE ADVISORS, INC.

ACCOUNT NUMBER AT FINANCIAL FIRM: 987654321

INITIAL ACCOUNT VALUE: $100,000

CERTIFICATE NUMBER: SCCERT200000001

CERTIFICATE ISSUE DATE: JANUARY 1, 2021

JURISDICTION OF CERTIFICATE ISSUE: SOUTH CAROLINA

DEPARTMENT OF INSURANCE PHONE NUMBER: South Carolina #

GUARANTEED INCOME PERCENTAGE: 5%

MAXIMUM EXERCISE DATE: THE ANNUITANT’S AGE 95

CUMULATIVE CONTRIBUTION LIMIT: $ 10,000,000.00

VESTING PERIOD:	FOR THE CERTFICATE—UNTIL THE LATER OF 2 YEARS OR THE ANNUITANT’S 65TH BIRTHDAY. FOR EACH CONTRIBUTION TO YOUR ACCOUNT AFTER THE ISSUE DATE – TWO YEARS

FEE: 0.55% PER YEAR OF THE ACCOUNT VALUE

PAYMENT PROCESSING FEE (FOR OTHER THAN ELECTRONIC PAYMENTS): $20.00

GROUP CONTRACT OWNER: Merit Life Group Annuity Trust

GROUP CONTRACT NUMBER: 001

GROUP CONTRACT JURISDICTION OF ISSUE: TEXAS

DEPARTMENT OF INSURANCE PHONE NUMBER: 800-252-3439

DEFINITIONS

Account: Your account at Your Financial Firm in relation to which We provide the coverage as outlined in this Certificate.

Annuitant: The person upon whose continued life We make payments should a Covered Event occur.

Benefit Amount: The Benefit Amount is the amount We pay the Annuitant once the Covered Event has occurred.

Certificate: The agreement between You and Us, embodied in this document, that We issue pursuant to the Croup Contract and which provides the terms of the protection We provide.

Code: The Internal Revenue Code of 1986, as amended.

Covered Event: This is the date the value of Your Account becomes zero for reasons other than an Excess Withdrawal.

Cure Period: The 30-day period allowed to remedy a breach in the investment guidelines and risk profiles.

Eligible Contribution: A contribution made into Your Account after the Issue Date for which the Vesting Period for that contribution has passed. The Vesting Period is shown in Schedule.

Excess Withdrawal: There are two types of Excess Withdrawals. The first is any withdrawal during the Vesting Period. The second is any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the then current Income Year. Excess Withdrawals reduce Your subsequent Income Amount proportionately in the manner We describe in this Certificate.

Exercise Date: The date of Your first withdrawal after the Vesting Period . The maximum Exercise Date is shown in the Schedule.

Fee: The amount You owe Us for this coverage. The Fee is shown in the Schedule.

Financial Firm: An entity We approve for holding Your Account.

Group Contract: The contract shown in the Schedule pursuant to which the protection provided in accordance with the terms of this Certificate is provided.

Group Contract Owner: The entity shown in the Schedule which owns the Group Contract.

Income Amount: A value We calculate as of the Exercise Date. We determine the Income Amount initially by applying the guaranteed income percentage shown in the Schedule to the Income Base. Subsequently, We increase the Income Amount due to Eligible Contributions to Your Account or decrease the Income Amount due to Excess Withdrawals. If the Covered Event occurs, Your Benefit Amount in that Income Year equals your then current Income Amount less any withdrawals in that Income Year. In subsequent Income Years, your Benefit Amount equals Your then current Income Amount when the Covered Event occurred.

Income Base: A value We use to determine Your Income Amount. It is the greater of the Account’s value on the Exercise Date or the Account’s value on the Issue Date adjusted by any Eligible Contributions and any Excess Withdrawals.

Income Year: The one-year period measured from the Exercise Date or any anniversary of the Exercise Date.

Issue Date: The date We issue this Certificate and initiate its protection.

Vesting Period: The Vesting Period is shown in the Schedule. There is a Vesting Period for this Certificate and for any contribution to Your Account after the Issue Date. As to any contribution to Your Account after the Issue Date, the Vesting Period is measured from the date of that contribution to Your Account. As to this Certificate, it is the period measured from the Issue Date.

BENEFIT

We guarantee to provide ongoing payments for the Annuitant’s life if a Covered Event occurs. That happens if and when the value of Your Account goes to zero for reasons other than an Excess Withdrawal. We will provide such payments if this Certificate is then in effect and You have provided Us with the information We need to make such payments.

We may require proof that the Annuitant is alive from time-to-time. We may pursue recovery of any amounts paid after the Annuitant’s death from You or the Annuitant’s estate.

We make these payments to an account for the benefit of the Annuitant.

We do not guarantee the investment performance of Your Account.

Benefit if the Covered Event Occurs

As of the date of the Covered Event, We begin payments of the Benefit Amount each Income Year for the Annuitant’s lifetime. In the Income Year the Covered Event occurs the Benefit Amount is the Income Amount at the time of the Covered Event minus any withdrawals in that Income Year. In subsequent Income Years, the Benefit Amount We pay each Income Year for the Annuitant’s lifetime equals the Income Amount in effect when the Covered Event happens.

The annual Benefit Amount equals the Income Amount as of the date of the Covered Event. We may make payments periodically, but not less frequently than annually.

Income Amount

The Income Amount is determined by applying the guaranteed income percentage shown in the Schedule to the then current Income Base.

You are not required to take the Income Amount in any Income Year. Any portion of the Income Amount You do not take in an Income Year remains in Your Account and does not increase the Income Amount in subsequent Income Years.

The Income Amount is the guaranteed amount You may withdraw in each Income Year without reducing future benefits. We determine the initial Income Amount on the Exercise Date.

Income Base

We determine the Income Base. It is the higher of (a) or (b), where:

(a) is the value of Your Account on this Certificate’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals; or

(b) is the value of Your Account on the Exercise Date reduced by the value of any contributions to Your Account that have not yet vested and less the impact of any Excess Withdrawals.

Excess Withdrawals

Any withdrawal during the Vesting Period is an Excess Withdrawal.

Any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the Income Year in which that withdrawal occurs is an Excess Withdrawal.

Impact of Excess Withdrawals on the Income Base

An Excess Withdrawal reduces the Income Base by the ratio of the Excess Withdrawal to the value of Your Account as of the date of the Excess Withdrawal, after any other withdrawal taken on the same date.

Fee

The annual Fee is a percentage of the value of Your Account. This percentage is shown in the Schedule.

Unless you elect bank drafting for paying the Fee, the Fee is withdrawn from Your Account. The Fee is due at the end of each quarter. We pro-rate the Fee due for the period between the Issue Date and the date the first Fee is assessed. We also pro-rate the Fee for the period between the end of the prior calendar quarter and the date Your Certificate ends if your Certificate terminates.

You may elect bank drafting for paying the Fee. You may make such an election at any time. You also may change the bank and/or the account from which funds will be withdrawn to pay the Fee. You also may terminate bank drafting and have the Fee assessed against your Account at any time. You may obtain the forms We require for such elections from Our website or by providing notice to Us in the manner described below in the Notice to Us section. We reserve the right to determine if We will accept a bank drafting arrangement with the banking institution of Your choice. If We do not receive the Fee when due from the banking institution You elected, We will immediately provide You with notice. The notice will indicate that You have 30 days from the date of the notice to provide Us the unpaid Fee and to rectify Your arrangements with the banking institution for future payments. We may terminate Your Certificate if We do not receive the Fee within the 30-day period provided in the notice.

The amount of the Fee is not considered a withdrawal.

The percentage of Your Account that Your Financial Firm may reasonably assess against Your Account periodically for its services in relation to that Account is not considered a withdrawal.

No Fee is assessed once the Covered Event has occurred.

We have the right to recover from You or Your estate any accrued but unpaid Fees if this Certificate terminates before the Covered Event.

Eligible Contributions

Contributions into Your Account after the Issue Date may increase Your Income Base, but only if they are Eligible Contributions. We treat contributions as Eligible Contributions when they have satisfied the Vesting Period shown in the Schedule.

Contribution Limit

We may limit the total value of Your Eligible Contributions. The limit equals Your Account Value on the Issue Date plus the value of all Eligible Contributions. The limit is shown in the Schedule.

Required Minimum Distributions

During an Income Year, You may withdraw from Your Account an amount to avoid a penalty under the Code’s provisions regarding required minimum distributions. The amount You withdraw may exceed Your Income Amount for that Income Year. We will not treat the amount which exceeds the Income Amount for the then current Income Year as an Excess Withdrawal to the extent that amount was needed to meet the required minimum distribution amount based solely on the value of Your Account.

Delivery of payments

After the Covered Event We deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that You designate. We reserve the right to reduce each payment by the payment processing fee shown in the Schedule if delivery of Benefit Payments by check or any other non-electronic means of delivery is elected.

GROUP CONTRACT OWNERSHIP

The Group Contract is owned by the Group Contract Owner shown in the Schedule. If the Group Contract Owner can or will no longer own the Group Contract, we will transfer the Group Contract to a successor Group Contract Owner. Your rights outlined in this Certificate will not be suspended or changed in any way should We have to transfer the Group Contract to a successor Group Contract Owner.

CERTIFICATE OWNERSHIP

This Certificate was issued in accordance with eligibility provision of the Group Contract noted in the Schedule.

This Certificate may be owned by the Annuitant, or the Annuitant and her or his spouse. It also may be owned by a trust, custodial account or other non-individual acting as agent for the Annuitant or for the Annuitant and her or his spouse. The Certificate must be owned by the same individual(s) or entity that owns Your Account at the Financial Firm. However, if the Certificate is owned by an entity and the entity terminates, ownership rights transfer to the Annuitant.

Owners must meet Our requirements for owning a Certificate. We may terminate this Certificate as of the date Our requirements are no longer met.

ACCOUNT OWNERSHIP

The Group Contract Owner has no rights in relation to Your Account.

We issue this Certificate in relation to Your Account. The Account number as of the Issue Date is shown in the Schedule. We may terminate this Certificate as of the date You transfer, assign or, if the Account is not owned by an individual, change the beneficial owner of the Account. We may terminate this Certificate if You do not inform Us within 30 days of a change to ownership or beneficial ownership designation of the Account.

FINANCIAL FIRM

We determine the Financial Firms where Accounts may be held. The Group Contract Owner has no role in this determination. This Account is held as of the Issue Date at the Financial Firm shown in the Schedule.

We rely on the Financial Firm to maintain Your Account, and to do so in accordance with investment guidelines and risk parameters agreed to between the Financial Firm and Us. We may terminate this Certificate if You or Your Financial Firm invests the assets in Your Account outside of such agreed upon investment guidelines and risk parameters, and You or Your Financial Firm does not remedy this breach within the Cure Period. We send you notice of the Cure Period. The Cure Period will begin as of the date of the notice. If the breach is not cured within the Cure Period, termination would be as of the end of the Cure Period.

We also rely on the Financial Firm to provide Us with information about Your Account that We need to administer Your Certificate. Should Your Financial Firm fail to provide timely and accurate information about Your Account or properly assess and forward Our Fee in accordance with the agreement between the Financial Firm and Us, We will notify You that You have 30 days from the date of such notice to exercise Your ability to continue Your Certificate if You transfer Your Account to a different financial firm as provided below in the Changing Your Financial Firm section of this Certificate. If your Account is not moved to a different financial firm within such 30-day period, Your Certificate will be terminated as of the date Your Financial Firm failed to provide timely and accurate information about Your Account or properly assess and forward Our Fee.

Changing Your Financial Firm

This section addresses Your ability to continue Your Certificate if You transfer Your Account to a different financial firm.

The provisions outlined below apply prior to any Covered Event and prior to the death of the Annuitant. In addition, these provisions apply prior to the date of any of occurrence which may lead Us to exercise Our right to terminate Your Certificate or which otherwise leads to termination.

If You transfer Your Account to a Financial Firm with which We have an agreement in relation to this type of Certificate, You may continue Your Certificate, subject to the conditions noted below. The transfer does not affect any of Your or Our rights and obligations under the Certificate.

1.

The ownership and Annuitant designations of Your Certificate as of the date You close Your Account at Your prior Financial Firm both must be the same on the date You open Your Account at Your new Financial Firm.

2.

We need to be informed by You or, on Your behalf, Your new Financial Firm, that You are electing to continue Your Certificate in relation to the Account at the new Financial Firm. We must receive notice of Your election to do so on or before the date You close Your Account at Your Financial Firm. The opening of Your Account and Your election to continue the Certificate at the new Financial Firm must be completed within thirty days of closing Your Account at Your prior Financial Firm.

3.	If You do wish Your Certificate to continue after transferring Your Account to a new Financial Firm, You and Your Account must comply with the terms of Our agreement with Your new Financial Firm.

If the dollar value of Your Account as of the date You open Your Account at Your new Financial Firm differs from the dollar value of Your Account as of the date You close Your Account at Your prior Financial Firm, the following are the results:

a.

If the dollar value at the new Financial Firm is higher, We will treat the increase as a contribution to Your Account. A Vesting Period will apply to that contribution as it would to any other contribution to Your Account.

b.

If the dollar value at the new Financial Firm is lower, We will treat the decrease as a withdrawal. Such a withdrawal will have the same impact on Your Income Amount and Benefit Amount as any other withdrawal.

We cannot guarantee that at the time You wish to transfer Your Account We will have an agreement in effect regarding this type of Certificate with any other financial firm, that any financial firm with which We have an agreement will be willing to have You as its client or which You find acceptable. If You transfer Your Account to a financial firm with which We do not have an agreement, We will terminate Your Certificate as of the date Your Account is closed at Your prior Financial Firm.

A situation could arise, such as our notifying you of the termination of Our agreement with Your Financial Firm, where You would need to transfer Your Account to a different financial firm in order to continue Your Certificate. We cannot guarantee that at such time We will have an agreement in effect regarding this type of Certificate with any other financial firm, that any financial firm with which We have an agreement will be willing to have You as its client or which You find acceptable. Should continuation of Your Account at Your existing Financial Firm no longer be possible and a transfer of Your Account to a different financial firm not be acceptable to You or be possible, for whatever reason, We will terminate Your Certificate as of the date Your Account is closed at Your Financial Firm.

GENERAL PROVISIONS

Recovery of payment amounts

We reserve the right to recover from You and/or the Annuitant’s estate an amount equal to any overpayments We have made for any reason.

Age

We may require proof of the Annuitant’s age at any time.

Misstatement of Age

If the Annuitant’s age has been misstated: (a) We will adjust this Certificate to what it would have been had We been provided the correct age as of the Issue Date; and (b) We will adjust any other provision as needed to conform to the facts.

Electronic Delivery of Documents

Wherever permitted and with Your written consent, We will provide this Certificate and any reports from Us electronically; however, You may elect to receive paper documents and reports.

Termination

In addition to those circumstances in which termination of this Certificate may occur noted in prior sections of this Certificate, this Certificate terminates as of the date of the Annuitant’s death.

Termination of this Certificate for any reason on or after the Issue Date, including the death of the Annuitant, will have no impact on Your account.

Parties to this Certificate

We and You are the only parties to this Certificate.

Entire Contract

This Certificate, the enrollment form for this protection and any endorsements and/or riders to this Certificate constitute the entire agreement between You and Us.

Our Right to Amend the Group Annuity and this Certificate

The Certificates we issue pursuant to the Group Contract are intended to be treated as annuities under the Code. Also, your Certificate is not intended to affect the treatment of Your Account under the Code. The provisions of the Group Contract and this Certificate are to be interpreted to maintain such treatments. If needed to maintain such treatments, We may amend the Group Contract and this Certificate. We will send You a copy of any such Certificate amendment. You must inform Us in a written form that provides Us with sufficient information to process Your refusal if You refuse to accept such amendment. Any such refusal may result in adverse tax consequences.

We also may amend the Group Contract and this Certificate to add or modify provisions required by any applicable state insurance department, legislation, judicial decree or regulatory order.

Any amendment to this Certificate must be in writing and must be signed by Our President, Secretary or Vice President.

Non-Participating

The Group Contract Owner, You and the Annuitant do not share in Our profit or surplus.

Notice to Us

Any required notice to Us from You must be received at Our administrative office indicated on the first page of this Certificate. We may accept written or electronic notice, which may be via the internet or over the telephone. Notices must meet Our applicable requirements.

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MERIT LIFE INSURANCE CO.

Non- Participating

Group Fixed Contingent Deferred Annuity Certificate